Registration Statement No. 333-191953
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated February 26, 2015
(To Prospectus dated October 28, 2013)

Pricing Term Sheet

Floating Rate Notes due 2017 and 2019

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated February 26, 2015 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-191953.

Issuer:	The Coca-Cola Company

Security:	Floating Rate Notes due March 9, 2017 Floating Rate Notes due September 9, 2019

Offering Format:	SEC Registered

Principal Amount:	€2,000,000,000 of 2017 Notes €2,000,000,000 of 2019 Notes

Maturity Date:	March 9, 2017 for 2017 Notes September 9, 2019 for 2019 Notes

Initial Interest Rate:	To be determined two TARGET days prior to March 9, 2015 based on Three-month EURIBOR plus Floating Rate Spread

Price to Public:	100% of principal amount for 2017 Notes 100% of principal amount for 2019 Notes

Floating Rate Spread:	+15 bps for 2017 Notes +23 bps for 2019 Notes

Minimum Coupon Rate:	0.00% per annum

Reference Rate:	Three-month EURIBOR

Interest Payment and Reset Dates:	Quarterly on March 9, June 9, September 9, and December 9, commencing on June 9, 2015

Make-Whole Call:	None

Use of Proceeds:

The Coca-Cola Company expects to use the net proceeds from the offering to fund the repayment or redemption of its 5.350% Notes due 2017 and 4.875% Notes due 2019, to pay related fees and expenses, including redemption premiums, to repay its 0.750% Notes due March 13, 2015, to repay commercial paper and for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets, redemption and repayment of short-term or long-term debt and purchases of our common stock. Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities. While we currently anticipate that we will use the net proceeds of the offering as described above, we may reallocate the net proceeds depending upon market and other conditions in effect at the time to repay other outstanding indebtedness and for general corporate purposes.

Interest Determination Date:	Second London Business Day preceding each Reset

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following, Adjusted

Trade Date:	February 26, 2015

Settlement Date:	March 9, 2015 (T+7)

ISIN/Common Code/CUSIP:	XS1197832675/119783267/191216BL3 for 2017 Notes XS1197832832/119783283/191216BM1 for 2019 Notes

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Expected Ratings*:	Aa3 by Moody’s Investors Service, Inc. AA by Standard & Poor’s Ratings Services A+ by Fitch Ratings

Underwriters:	Bookrunners: Barclays Bank PLC HSBC Bank plc Merrill Lynch International Morgan Stanley & Co. International plc

Co-Managers: Santander

Standard Chartered Bank U.S. Bancorp Investments, Inc.

Stabilization:	Stabilization/FCA

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at +44 (0) 20 7516 7548, HSBC Bank plc at +1-866-811-8049, Merrill Lynch International at +1-800-294-1322 or Morgan Stanley & Co. International plc at +1-866-718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.